UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    Form 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of October, 2004

Commission File Number:  001-09274
                         ---------

                          CARMEL CONTAINER SYSTEMS LTD.
                  ----------------------------------------------
                 (Translation of registrant's name into English)

      2 CHALAMISH STREET, CAESAREA INDUSTRIAL PARK, CAESAREA, ISRAEL 38900
      --------------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F |X|              Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following is included in this report on Form 6-K:



  Exhibit                 Description
  -------                 -----------

    1       Notice and Proxy Statement concerning the Company's
            2004 shareholders annual general meeting.

                          CARMEL CONTAINER SYSTEMS LTD.
                               2 CHALAMISH STREET
                       CAESAREA INDUSTRIAL PARK, CAESAREA
                                  ISRAEL 38900

                             ---------------------

                NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

                           TO BE HELD NOVEMBER 8, 2004



To Our Shareholders:

           You are cordially invited to attend the Annual General Meeting of the shareholders (the "Annual General Meeting") of Carmel Container Systems Ltd. (the "Company") to be held at the Company's facilities located at 2 Chalamish Street, Caesarea Industrial Park, Caesarea, Israel on November 8, 2004, at 2:00 P.M., local time, for the purpose of considering and acting upon the following matters:

               1.   Election of Directors.

               2.   Election of External Directors.

               3.   Approval of Directors' fees.

               4. Approval of the appointment of Kost, Forer & Gabbay as auditors of the Company for the year ending December 31, 2004 and for the period until the next Annual General Meeting of the shareholders and authorize the Board of Directors of the Company to set their compensation.

               5. To receive and consider the Report of Directors, the Financial Statements of the Company and the Auditors' Report in respect thereof for the year ended December 31, 2003.

               6. Such other business as may properly come before the Annual General Meeting or any adjournment or postponement thereof.

           The Board of Directors has fixed the close of business on September 30, 2004 as the record date for the determination of shareholders entitled to receive notice of, and to vote at, the Annual General Meeting.

           You are cordially invited to attend the Annual General Meeting. Whether or not you plan to attend the Annual General Meeting, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Annual General Meeting and to vote your shares in person.

           Pursuant to the Articles of Association of the Company, a proxy will be effective only if it is received by the Company at least 48 hours prior to the time of the Annual General Meeting.

                                           By Order of the Board of Directors

                                           ROBERT K. KRAFT
                                           Chairman of the Board of Directors

Caesarea, Israel
September 30, 2004

                          CARMEL CONTAINER SYSTEMS LTD.
                               2 CHALAMISH STREET
                       CAESAREA INDUSTRIAL PARK, CAESAREA
                                  ISRAEL 38900


                                 PROXY STATEMENT

                     ANNUAL GENERAL MEETING OF SHAREHOLDERS

           This Proxy Statement is furnished to shareholders in connection with the solicitation by the Board of Directors of Carmel Container Systems Ltd. (the "Company") of proxies to be voted at the Annual General Meeting of the shareholders of the Company to be held on November 8, 2004 at 2:00 P.M., local time, at the Company's facilities located at 2 Chalamish Street, Caesarea Industrial Park, Caesarea, Israel and at any adjournment or postponement thereof. The Notice of Annual General Meeting of Shareholders accompanies this Proxy Statement. This Proxy Statement and the proxies solicited hereby are first being sent or delivered to the shareholders on or about October 6, 2004.

                             SOLICITATION OF PROXIES

           If a proxy in the enclosed form is duly executed and returned, the Company's Ordinary Shares, par value New Israeli Shekels ("NIS") 1.00 per share (the "Ordinary Shares"), represented thereby will be voted. If specification is made by the shareholder on the form of proxy, the Ordinary Shares represented thereby will be voted in accordance with such specification. If no specification is made, the persons named in the accompanying proxy will vote the Ordinary Shares represented thereby for the election as Directors of the nominees named herein, for the approval of the Directors' fees as set forth herein and for the approval of the appointment of the firm of Kost, Forer & Gabbay as auditors of the Company for the year ending December 31, 2004 and for the period until the next Annual General Meeting of the shareholders.

           Any shareholder may revoke his proxy by delivering a subsequently dated proxy or by giving written notice of revocation to the Secretary of the Company at any time before such proxy is voted or by voting in person at the Annual General Meeting. However, if the shareholder attends the Annual General Meeting and does not elect to vote in person, his proxy will not be revoked.

           Pursuant to the provisions of the Articles of Association of the Company, a proxy will be effective only if it is received by the Company at least 48 hours prior to the time of the Annual General Meeting.

           The Board of Directors does not know of any matter, other than those set forth herein, that is expected to be presented for consideration at the Annual General Meeting. However, if other matters properly come before the Annual General Meeting, the persons named in the accompanying proxy intend to vote thereon in accordance with their best judgment.

           The Company will bear the cost of soliciting proxies. Solicitation of proxies will be primarily by mail, but proxies may also be solicited by Directors, officers and regular employees of the Company (who will not be specifically compensated for such services), by telephone or otherwise. Brokerage houses and other custodians, nominees and fiduciaries which forward proxies and proxy materials to beneficial owners of Ordinary Shares will be reimbursed for their expenses by the Company.

            RECORD DATE; OUTSTANDING VOTING SECURITIES; VOTING RIGHTS

           Only shareholders of record at the close of business on September 30, 2004 will be entitled to receive notice of, and vote at, the Annual General Meeting and any adjournments or postponements thereof. As of September 30, 2004, there were 2,400,187 Ordinary Shares outstanding and eligible to vote at the Annual General Meeting. At the Annual General Meeting, each shareholder of record will be entitled to one vote for each Ordinary Share held by him in respect of each matter to be voted upon.

           The presence, in person or by proxy, of two persons entitled to vote upon the business to be transacted in the Annual General Meeting, each being a shareholder, a proxy for a shareholder or a representative of a corporation, holding together more than 50% of the outstanding Ordinary Shares, is necessary to constitute a quorum at the Annual General Meeting.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

           The following table sets forth certain information, as of September 30, 2004, pertaining to the beneficial ownership of the Company's Ordinary Shares by (i) persons known to the Company to own beneficially five percent or more of the Ordinary Shares, (ii) each Director, and (iii) all Directors and executive officers of the Company as a group.

           The information contained herein has been obtained from the Company's records, or from information furnished directly by the individual or entity to the Company.

                                                                                              Percent
                    Name and Address of                          Number of Ordinary         of Ordinary
                     Beneficial Owner(1)                            Shares Owned              Shares *
                     -------------------                            ------------              --------
Tri-Wall Containers (Israel) Ltd........................             119,813  (2)
Kraft Group LLC.........................................             275,000  (4)              11.46%
American-Israeli Paper Mills Ltd........................             630,000                   26.25%
Ampal American-Israel Corporation.......................             522,000                   21.75%
Richard A. Karelitz.....................................              11,550                     (3)
Robert K. Kraft.........................................             851,174  (5)              35.46%
Richard P. Morse........................................              26,250  (6)               1.09%
Myra H. Kraft...........................................               2,100  (7)                (3)
Jonathan A. Kraft.......................................               6,562  (8)                (3)
Yaakov Yerushalmi.......................................                  --                   --
Irit Eluz...............................................                  --                   --
Israel Eldar............................................                  --                   --
Yoram Firon.............................................                  --                   --
David Herman............................................                  --                   --
Menachem Kalach.........................................
All Directors and executive officers as a group.........             863,974  (9)              36.00%

* In calculating this percentage , only outstanding shares with voting rights were considered. Tri-Wall's 119,813 non-voting shares were not considered.

(1) The address of Tri-Wall Containers (Israel) Ltd. ("Tri-Wall") is 72 Fifth of Iyar St., Tel-Aviv, Israel. The address of each of Kraft Group LLC ("Kraft Group"), Robert K. Kraft, Richard A. Karelitz, Myra H. Kraft and Jonathan A. Kraft is c/o International Forest Products Corporation, One Patriot Place, Foxborough, MA 02035. The address of Richard P. Morse is 240 Lee Street, Brookline, MA 02146. The address of each of American-Israeli Paper Mills Ltd. ("AIPM"), Yaakov Yerushalmi and Israel Eldar is P.O. Box 142, Hadera, Israel. The address of each of Ampal American-Israel Corporation ("AMPAL"), Irit Eluz and Yoram Firon is 111 Arlozorov St., Tel-Aviv, Israel. The address of David Herman is 53 Shmaryahu Levin St., Jerusalem 96664, Israel. The address of Menachem Kalach is: Arsof 46920, P.O. BOX: 1517.

(2) 109,400 of these Ordinary Shares were purchased by Tri-Wall in October 2000. 157 of these Ordinary Shares are beneficially owned by the Company's employees and voted by Tri-Wall Containers (Israel) Ltd., a wholly-owned subsidiary of the Company, pursuant to the Company's 1986 Stock Purchase Plan, as revised by the Board of Directors on November 10, 1992. See "Executive Compensation--1986 Stock Purchase Plan" below.

(3)  Less than one percent.

(4) Excludes 470,324 Ordinary Shares beneficially owned by Robert K. Kraft, the President of the managing member and an indirect holder of membership interests of Kraft Group; 26,250 Ordinary Shares beneficially owned by Richard P. Morse (a Director of the Company), 25,000 of which Mr. Kraft has the right to vote pursuant to an agreement between Mr. Morse and Mr. Kraft; 52,500 Ordinary Shares beneficially owned by the Robert & Myra Kraft & J Hiatt Foundation Inc. (of which Mr. Kraft is a Trustee with shared investment and voting authority); 2,100 Ordinary Shares beneficially owned by Myra H. Kraft (Mr. Kraft's wife), an indirect holder of membership interests of Kraft Group; and 26,250 Ordinary Shares beneficially owned by the Kraft Irrevocable Family Trust (6,562 shares of which are owned for the benefit of Jonathan A. Kraft (Mr. & Mrs. Kraft's son), an indirect holder of membership interests of Kraft Group). See footnotes (5), (7), and (8) below.

(5) Includes 26,250 Ordinary Shares beneficially owned by Richard P. Morse (a Director of the Company), 25,000 of which Robert K. Kraft has the right to vote pursuant to an agreement between Mr. Morse and Mr. Kraft, and 52,500 Ordinary Shares beneficially owned by the Robert & Myra Kraft & J Hiatt Foundation Inc. (of which Mr. Kraft is a Trustee with shared investment and voting authority). Also includes 2,100 Ordinary Shares beneficially owned by Myra H. Kraft (Mr. Kraft's wife), and 26,250 Ordinary Shares beneficially owned by the Kraft Irrevocable Family Trust (with respect to which Mr. Kraft disclaims beneficial interest). Includes 275,000 Ordinary Shares owned by Kraft Group (of which Mr. Kraft is the President of the managing member and an indirect holder of membership interests; and Myra H. Kraft and Jonathan A. Kraft are indirect holders of membership interests). See footnote (4) above.

(6) Richard P. Morse has granted Robert K. Kraft the right to vote 25,000 of these shares. Excludes 26,250 Ordinary Shares beneficially owned by the Kraft Irrevocable Family Trust, of which Mr. Morse is a Trustee, but with respect to which Mr. Morse disclaims beneficial interest. See footnote (5) above.

(7) Excludes 470,324 Ordinary Shares beneficially owned by Robert K. Kraft (Myra H. Kraft's husband); 26,250 Ordinary Shares beneficially owned by the Kraft Irrevocable Family Trust (with respect to which Mrs. Kraft disclaims beneficial interest); 52,500 Ordinary Shares beneficially owned by the Robert & Myra Kraft & J Hiatt Foundation Inc. (of which Mrs. Kraft is a Trustee with shared investment and voting authority); and 275,000 Ordinary Shares owned by Kraft Group (of which Mrs. Kraft is an indirect holder of membership interests). See footnotes (4) and (5) above.

(8) Includes 6,562 of the 26,250 Ordinary Shares beneficially owned by the Kraft Irrevocable Family Trust, as to which portion Jonathan A. Kraft is the beneficiary. Excludes 275,000 Ordinary Shares owned by Kraft Group (of which Jonathan A. Kraft is an indirect holder of membership interests); 470,324 Ordinary Shares beneficially owned by Robert K. Kraft (Jonathan A. Kraft's father); and 2,100 Ordinary Shares beneficially owned by Myra H. Kraft (Jonathan A. Kraft's mother). See footnotes (4), (5) and (7) above.

(9) Includes 26,250 Ordinary Shares beneficially owned by Richard P. Morse (25,000 of which Robert K. Kraft has the right to vote pursuant to an agreement between Mr. Morse and Mr. Kraft), 52,500 Ordinary Shares beneficially owned by the Robert & Myra Kraft & J Hiatt Foundation Inc. (of which Mr. Kraft and Myra H. Kraft are Trustees with shared investment and voting authority) and 26,250 Ordinary Shares beneficially owned by the Kraft Irrevocable Family Trust (of which Mr. Morse is a Trustee, but with respect to which Mr. Kraft, Mrs. Kraft and Mr. Morse disclaim beneficial interest, and as to 6,562 Ordinary Shares of which Jonathan A. Kraft is the beneficiary), 2,100 Ordinary Shares beneficially owned by Mrs. Kraft, 470,324 Ordinary Shares beneficially owned by Mr. Kraft, 11,550 Ordinary Shares beneficially owned by Mr. Karelitz and 275,000 Ordinary Shares owned by Kraft Group (of which Mr. Kraft is the President of the managing member and an indirect holder of membership interests; and Myra H. Kraft and Jonathan A. Kraft are indirect holders of membership interests). See footnote (4) above.

                              ELECTION OF DIRECTORS

           The Company's Board of Directors (the "Board") has nominated ten persons to be elected at the Annual General Meeting to serve as directors of the Company until the next Annual General Meeting and until their respective successors shall have been elected and shall have qualified. Nine Director nominees currently serve as directors of the Company and one is a new nominee. It is the intention of the persons named in the proxy to vote for the election of the persons named below. If any nominee is unable or unwilling to serve (which the Board does not anticipate), the persons named in the proxy will vote for another person in accordance with their judgment.

           The External Directors of the Company were nominated for a period of three years. The Board nominated David Herman as External Director to serve for a three year period ending July 29, 2006. The appointment of Mr. Herman was ratified by resolution of an extra ordinary shareholder's meeting. Based on the recommendation of the Board, Mr. Kalach was appointed by the Annual General Meeting to serve as an External Director for a three years period ending November 11, 2006. It is the intention of the persons named in the proxy to vote for the election of the persons named below. If any nominee is unable or unwilling to serve (which the Board does not anticipate), the persons named in the proxy will vote for another person in accordance with their judgment.

           The following information is supplied with respect to each person nominated and recommended to be elected by the Board and is based upon the records of the Company and information furnished to it by the nominees. Reference is made to "Security Ownership of Certain Beneficial Owners and Management" for information pertaining to stock ownership by the nominees.


NAME                                                    AGE      POSITION WITH COMPANY
----                                                    ---      ---------------------

Robert K. Kraft...................................       63      Chairman of the Board, Director
Yaakov Yerushalmi.................................       62      Vice Chairman of the Board, Chairman of the
                                                                   Management and Finance Committee, Director
Richard A. Karelitz...............................       54      Chairman of the Audit Committee, Director
Myra H. Kraft.....................................       60      Director
Jonathan A. Kraft.................................       39      Director
Irit Eluz.........................................       37      Director
Richard P. Morse..................................       72      Director
Yoram Firon.......................................       35      Director
Israel Eldar......................................       58      Director
Ofra Gorni........................................       50      Nominee - Director
David Herman......................................       59      External Director
Menachem Kalach ..................................       61      External Director

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE ELECTION OF ALL THE ABOVE NOMINEES.

           ROBERT K. KRAFT has been Chairman of our board of directors since March 1989 and a director since October 1988. For more than the past thirty years, Mr. Kraft has been the Chairman of International Forest Products Corporation, or IFPC, a company engaged in marketing and trading paper and related products and a supplier of raw materials, including to us. Mr. Kraft is also the President of Rand-Whitney Group LLC, a company engaged in the cardboard and packaging field and our shareholder; Chairman of Chestnut Hill Management Corp., an investment management company; President and Chief Executive Officer of the New England Patriots, a football team in the National Football League; and President and Chief Executive Officer of NPS LLC, which owns and operates Gillette Stadium in Foxborough, Massachusetts. He is also a director of Kraft Soccer LLC and Kraft Holdings Trust. Mr. Kraft is the husband of Myra H. Kraft and the father of Jonathan A. Kraft.

           YAAKOV YERUSHALMI has been a director of our company since August 1992 and Executive Vice Chairman of our board of directors and Chairman of the Management and Finance Committee since September 1992. Mr. Yerushalmi has served as Chairman of the Board of Directors of AIPM since January 1999 and served as General Manager of AIPM from June 1990 to March 2003. Mr. Yerushalmi currently serves as Chairman of Amnir Recycling Industries Ltd., as well as chairman or director of several subsidiaries or affiliates of AIPM.

           RICHARD A. KARELITZ has been a director of our company since October 1988. He has been employed in various capacities with International Forest Products Corporation since 1975 and presently is its Senior Vice President. Mr. Karelitz also is Treasurer of Chestnut Hill Management Corp., an investment management company, and General Counsel to the New England Patriots, a football team in the National Football League, to the New England Revolution, a soccer team in Major League Soccer, and to NPS LLC, which owns and operates Gillette Stadium in Foxborough, Massachusetts. Mr. Karelitz is a director of IFP Products
(UK) Limited, International Forest Products (H.K.) Limited, IFP Corporate Services SDN, BDH and International Forest Products Limited.

           MYRA H. KRAFT has been a director of our company since August 1992. Mrs. Kraft is a director of International Forest Products Corporation and is an indirect holder of membership interests of Kraft Group. Mrs. Kraft is Robert K. Kraft's wife and the mother of Jonathan A. Kraft.

           JONATHAN A. KRAFT has been a director of our company since August 1992. Mr. Kraft is a director of International Forest Products Corporation, Rand-Whitney Group LLC, Kraft Holdings Trust, CMGI, Inc., and Citizens Bank of Massachusetts. Mr. Kraft is also Chief Executive Officer of Rand-Whitney Containerboard, Vice Chairman of the New England Patriots, Investor-Operator of the New England Revolution, and President of NPS LLC, which owns and operates Gillette Stadium in Foxborough, Massachusetts. Mr. Kraft is the son of Robert K. Kraft and Myra H. Kraft.

           RICHARD P. MORSE has been a director of our company since October 1988. Mr. Morse is a private investor who was formerly a Vice President and director of Morse Shoe, Inc.

           ISRAEL ELDAR has served as a director of our company since August 2000. Mr. Eldar has served as the comptroller of AIPM Ltd. since 1985. Mr. Eldar serves as a director of several subsidiaries or affiliates of AIPM.

           OFRA GORNI has been employed by AIPM Ltd since 1986, and serves as Business Development Manager within AIPM Ltd. Mrs Gorni also serves on the board of directors of several subsidiaries or affiliates of AIPM Ltd. Mrs. Gorni holds an MBA from Tel Aviv University.

           IRIT ELUZ has been a director of our company since November 5, 2002. Ms. Eluz serves as the Chief Financial Officer and Vice President-Finance and Treasurer of Ampal American-Israel Corporation and its subsidiaries. Prior to that position, Ms. Eluz served as an Associate Chief Financial Officer of Merhav. From 1993 to 1998, Ms. Eluz served with M.M.F. Ltd. and as Chief Financial Officer of Karnor Ltd. Ms. Eluz serves as a Director of Ampal Development Ltd.

           YORAM FIRON has been a director of our company since November 5, 2002. Mr. Firon serves as Secretary and Vice President - Investments and Corporate Affairs of Ampal American- Israel Corporation and its subsidiaries. Prior to this position, Mr. Firon served as the Vice President of Merhav M.M.F. Ltd. and was a partner in the law firm of Firon Karni Sarov & Firon.

EXTERNAL DIRECTORS

           On July 30, 2000, Messrs. Zeev Birenboim and David Herman were appointed External Directors of the Company. The appointment of Messrs. Birenboim and Herman was ratified by resolution of an extra ordinary shareholder's meeting, in accordance with the laws of the State of Israel. Unlike other members of the Board of Directors, the External Directors are not re-elected at each Annual General Meeting of the Shareholders of the Company. Pursuant to Israeli law, the External Directors were appointed for a three-year term, which ended July 29, 2003. Israeli law permits the Company to re-appoint the External Directors to one additional term of three years. In August 2003, the Board appointed the External Directors to continue serving in such capacity until the Annual General Meeting. However, on September 11, 2003, Zeev Birenboim resigned as an External Director of the Company. Therefore, the Board nominated Mr. David Herman to serve as External Director for a three year term beginning July 29, 2003 and ending on July 29, 2006. Based on the Board's recommendation, and in accordance with the laws of the State of Israel, Mr. Kalach was appointed by the Annual General Meeting to serve as an External Director for a three years period beginning November 11, 2003 and ending November 11, 2006.

           DAVID HARMAN has served as Chief Executive Officer of TeachLink Ltd. (remote learning services) since 1998. From 1991 to 1998, he served as Chief Executive Officer of Joint Authority for Jewish Education of the Jewish Agency and the Zionist Agency. From 1987 to 1991, he was a Lecturer on Education at Columbia University. From 1984 to 1991, he was an Education Adviser and Chief Scientist for the American Jewish Joint Distribution Committee.

           MENACHEM KALLACH has been a director of our company since October 2003. Mr. Kallach has served as chairman of the boards of Royal Plaza Hotel in Tiberias, Israel and Food Club Group since 1999. He has been a director of Mitzpe Kineret Ltd. and Kineret (1995) Ltd. since 1999. From 1994 to 1998 Mr. Kallach served as general manager of Mitzpe Kineret Ltd. and served as chairman or director of several companies in the real estate, retail and marketing fields in Israel.


BOARD MEETINGS AND COMMITTEES

           During 2003, the Board of Directors held five meetings and the Audit Committee held four meetings.

           The following matters require the affirmative vote of not less than 80% of the Directors (or, if by written consent of the Directors without a meeting, 100% of the Directors): (i) any sale or disposition of any fixed assets, subsidiaries or investments of the Company having value in excess of $500,000; (ii) the issuance of Ordinary Shares of the Company (which shall require a majority vote of 85%); (iii) any capital expenditures in excess of $500,000; (iv) the incurrence of indebtedness or the granting of a guarantee in an amount exceeding $500,000 and the granting of any security in connection therewith; (v) making loans to or investments in any third party in excess of $500,000; (vi) curtailing or closing down material portions of the Company's business, expanding into material new lines of business, making material acquisitions or entering into other new ventures if substantially different from the Company's existing business; (vii) any transaction between the Company and any interested party or its affiliates; (viii) any decision regarding dividends (which shall require a majority vote of 85%); or (ix) changing the nature of the Company's business (which shall require a majority vote of 85%).

           Pursuant to the Articles of Association, the Board of Directors has established a Management and Finance Committee and an Audit Committee. The Management and Finance Committee is currently comprised of four (4) members and the Audit Committee is comprised of five (5) members.

           The functions of the Management and Finance Committee are (i) to control the routine operations and the financial matters of the Company; (ii) to determine terms of employment for executives of the Company and its subsidiaries; and (iii) as delegated by the Board of Directors from time to time. Between meetings of the Board of Directors, the Committee may exercise all powers of the Board of Directors. The Management and Finance Committee presently consists of Yaakov Yerushalmi (Chairman), Robert K. Kraft, and Yoram Firon.

           The functions of the Audit Committee are (i) to review the Company's financial position, in cooperation with its auditor, on the basis of the financial statements and related documents and facts; (ii) to discuss matters of the Company's internal control, in consultation with the Company's internal controller; (iii) to identify failings in the Company's business management and to propose to the Board ways of correcting them; and (iv) as required by the Israeli Companies Ordinance (New Version), 1983, and as delegated by the Board from time to time. The Audit Committee presently consists of Richard A. Karelitz (Chairman), Israel Eldar, Irit Iluz, and David Herman. Menachem Kalach shall replace Zeev Birenboim as a member of the Audit Committee.

SHAREHOLDERS' AGREEMENT

           On May 14, 1992, Robert K. Kraft entered into an agreement with AIPM and AMPAL (the "Shareholders' Agreement"), pursuant to which, on July 31, 1992, AIPM purchased 630,000 Ordinary Shares and AMPAL purchased 504,000 Ordinary Shares from Robert K. Kraft. The Shareholders' Agreement provides that the Board shall be comprised of twelve (12) Directors, of whom five (5) are to be recommended by Mr. Kraft, three (3) by AIPM, two (2) by AMPAL and two (2) External Directors, in accordance with the requirements of the Companies Law 5759-1999. In addition, the Shareholders' Agreement provides that the members of the Management and Finance Committee and the Audit Committee will be selected as follows: one member recommended by each of Robert K. Kraft, AMPAL and AIPM, with the remaining member being an External Director.

           Pursuant to the Shareholders' Agreement, Mr. Kraft, AIPM and AMPAL have agreed to co-operate with respect to certain issues (mergers, amendments to the Company's Memorandum of Association and Articles of Association, dissolution and liquidation of and changes in the capital structure of the Company and payment of dividends, among others) which may be voted on at shareholders' meetings.

           Mr. Kraft, AIPM and AMPAL have also granted each other certain rights of first refusal with respect to their Ordinary Shares.

                             EXECUTIVE COMPENSATION

           The aggregate compensation paid to or accrued for the account of all directors and executive officers as a group during the 2003 fiscal year was NIS
3.1 million ($ 0.71 million) of which NIS 0.8 million ($ 0.19) was paid to or accrued for the account of Mr. Doron Kempler, the General Manager of the Company. This amount includes directors' fees, officers' compensation, amounts set aside or accrued to provide pension, retirement or similar benefits, amounts expended by the Company for automobiles made available to its officers and expenses (including business travel and professional and business association dues and expenses) for which Directors were reimbursed.

1986 STOCK PURCHASE PLAN

           Pursuant to the Company's 1986 Stock Purchase Plan (the "Plan"), 37,500 Ordinary Shares were sold by Carmel Plaro Holdings Limited ("CPH") (a former affiliate of the Company) in October and November, 1986 to the Company's employees and Directors at a purchase price of $6.90 per share. In October, 1987, the Company distributed 1,875 Ordinary Shares as bonus shares, with respect to the Ordinary Shares held pursuant to the Plan. Since that time, there have been no additional sales or distributions of Ordinary Shares under the Plan.

           The Plan provides that as long as the Ordinary Shares sold under the Plan are owned by an employee or Director, such shares will be voted by CPH. In addition, CPH will have a right of first refusal to purchase any Ordinary Shares subject to the Plan proposed to be sold by an employee or Director and will have a right and obligation to purchase such shares in the event of the death or disability of an employee or Director. Upon the termination of an employee's employment (other than by retirement) or the termination of a Director's service as such, such employee or Director is obligated to offer to CPH all the shares he purchased under the Plan. The purchase price in all cases will be the market price, as defined in the Plan, of the Company's Ordinary Shares.

           The Plan further provides that it will be administered by the Board, which may amend or void the Plan, as it sees fit. On November 10, 1992, the Board of Directors decided to revise the Plan as follows:

         (a) The Plan was voided with respect to 35,512 Ordinary Shares purchased by CPH pursuant to the exercise of its right of first refusal in accordance with the Plan.

         (b) With respect to the remaining 3,863 Ordinary Shares held by CPH in trust pursuant to a trust agreement (the "Trust Agreement") and beneficially owned by employees and Directors (the "Employees' Shares"), the Plan and Trust Agreement were revised as follows:

               (i) Tri-Wall Containers (Israel) Ltd., a wholly owned subsidiary of the Company, was appointed trustee (the "Trustee") in place of CPH.

               (ii) The Employees' Shares will no longer be eligible for resale to employees and directors.

         (c) The Company and the Trustee signed a new trust agreement, which is identical to the original Trust Agreement in all respects except as set forth above.

           Since November 10, 1992, the Trustee purchased 3,486 Employees' Shares pursuant to its right of first refusal. Accordingly, on the date hereof, there are only 157 Employees' Shares outstanding.

1996 STOCK OPTION PLAN

           On August 12, 1996, the Board of Directors of the Company approved the adoption of a stock option plan (the "Stock Option Plan"), pursuant to which up to 100,000 options (exercisable into 100,000 Ordinary Shares) may be granted between November 1996 through November 2002 to key employees of the Company and its subsidiaries selected by a committee appointed by the Board. The options are to be held by Moshe Balter, as trustee, and are not transferable for a period of two years following the date of grant. Options vest over a two-year period and are exercisable for a three-year period thereafter. The minimum exercise price shall be an amount in NIS equal to $8.50 per share. The Stock Option Plan was established in accordance with Section 102 of the Israeli Income Tax Ordinance. The total number of shares reserved for issuance under the Stock Option Plan constitutes approximately 4% of the outstanding shares of the Company. The Stock Option Plan expired on November 27, 2002.

                              CERTAIN TRANSACTIONS

           In the ordinary course of its business, in 2001, 2002 and 2003 the Company purchased all of its supply of Israeli produced paper ( 47%, 53% and 48%, respectively, of the Company's overall paper requirements) from AIPM, a principal shareholder of the Company. The Company believes that such transactions have been on terms no less favorable than could have been obtained from unrelated third parties.

           In October 1988, the Company entered into a ten year agreement with International Forest Products Corporation ("IFPC"), an affiliate of Mr. Kraft and the Rand-Whitney Group, Inc. ("Rand-Whitney"), pursuant to which IFPC undertook to cause Rand-Whitney to provide technical and marketing know-how and assistance to the Company. This agreement was approved at a time when no members of the Board of Directors were affiliated with IFPC or Rand-Whitney. The material terms of the agreement, as they relate to IFPC's and Rand-Whitney's rights and obligations vis-a-vis the Company, are as follows: The Company is entitled to call upon the technical and marketing expertise of Rand-Whitney for advice and assistance, by telephone, telex or in person, as necessary from time to time as determined by the Company. The assistance is to be provided on the most favorable terms possible, and the compensation for such assistance is to be limited to reimbursement for out-of-pocket costs and expenses incurred by Rand-Whitney. As part of such agreement, IFPC agreed to supply up to 80% of the Company's imported paper and forest products requirements, pursuant to a ten-year right of first refusal, in the ordinary course of the Company's business and on a competitive basis.

           On March 9, 1998, the Company and IFPC agreed to extend the initial period of such supply agreement for an additional ten years through October 2008. This extension was duly approved by the Company's Audit Committee and Board of Directors in March 1998.

           During each of 2001, 2002 and 2003, the Company purchased 47%, 49% and 24%, respectively, of the Company's imported paper supply (in terms of cost) from IFPC. The Company intends to make future purchases from IFPC on a competitive basis, in the Company's best interests.

                           APPROVAL OF DIRECTORS' FEES

           Under applicable Israeli law, shareholders must approve the payment of compensation and fees to directors of the Company. Accordingly, at the Annual General Meeting, shareholders will be asked to approve the following for 2005:

          1. Each of the External Directors will receive an annual fee in NIS equivalent to $5,000.

          2. Each of the External Directors will receive, in addition to such annual fee, a fee in NIS equivalent to $300 for each meeting of the Board or any committee thereof which he attends during 2005.

          3. Each of the Directors will be reimbursed for expenses incurred in connection with meetings of the Board or any committee thereof which he attends.

          4. The Board will be authorized to increase the fee payable to the External Directors, if required to do so in accordance with the minimum fee requirements prescribed by Israeli law.

           THE BOARD RECOMMENDS A VOTE FOR THE APPROVAL OF THE DIRECTORS' FEES AS SET FORTH ABOVE.

                       APPROVAL OF APPOINTMENT OF AUDITORS

           Shareholders will be asked to approve the appointment of Kost, Forer & Gabbay as auditors of the Company for the year ending December 31, 2004 and to authorize the Board of Directors of the Company to set their compensation. A representative of Kost, Forer & Gabbay is expected to be present at the Annual General Meeting and will be given an opportunity to make a statement if he desires to do so and to respond to appropriate questions. Kost, Forer & Gabbay were the auditors for the Company for the year ended December 31, 2003.

           THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE APPOINTMENT OF KOST, FORER & GABBAY AS THE COMPANY'S AUDITORS AND FOR THE AUTHORIZATION OF THE BOARD OF DIRECTORS OF THE COMPANY TO SET THEIR COMPENSATION.

                       REVIEW OF THE REPORT OF DIRECTORS,
                    FINANCIAL STATEMENTS AND AUDITORS' REPORT

           The Report of Directors for the year ended December 31, 2003 and the audited consolidated Financial Statements of the Company and the Auditors' Report in respect thereof for the year ended December 31, 2003 are presented in the Company's Annual Report for 2003 which will be mailed without charge to any shareholder entitled to vote at the Annual General Meeting, upon written request to: Weil, Gotshal & Manges LLP, 767 Fifth Avenue, New York, New York, 10153-0119, Attention: Marcus Johnson. In accordance with applicable Israeli law, at the Annual General Meeting, the directors will review the Report of Directors, the Financial Statements and the Auditors' Report in respect thereof, and will answer appropriate questions relating thereto.

           THE COMPANY'S ANNUAL REPORT ON FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2003, WHICH WAS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, WILL BE MAILED EXCLUSIVE OF EXHIBITS, WITHOUT CHARGE TO ANY SHAREHOLDER ENTITLED TO VOTE AT THE ANNUAL GENERAL MEETING, UPON WRITTEN REQUEST TO: CARMEL CONTAINER SYSTEMS LTD., 2 CHALAMISH STREET, CAESAREA INDUSTRIAL PARK, CAESAREA 38900, ISRAEL,
ATTENTION: NESTOR SZWARCBERG, CHIEF FINANCIAL OFFICER.

                                  OTHER MATTERS

           The Board knows of no matters that are to be brought before the Annual General Meeting other than as set forth in the Notice of Annual General Meeting. If any other matter properly comes before the Annual General Meeting, the persons named in the enclosed form of proxy or their substitutes will vote in accordance with their best judgment on such matter.

                                             By Order of the Board of Directors

                                             ROBERT K. KRAFT
                                             Chairman of the Board of Directors

Dated:  September 30, 2004

                    ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

                          CARMEL CONTAINER SYSTEMS LTD.

                                NOVEMBER 8, 2004






                           Please date, sign and mail
                             your proxy card in the
                            envelope provided as soon
                                  as possible.




  |                                                                          |
  |                                                                          |
 \|/ Please detach along perforated line and mail in the envelope provided. \|/
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF DIRECTORS AND
    "FOR" PROPOSALS 2, 3 AND 4. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE [X]
--------------------------------------------------------------------------------

                                                                                                           FOR    AGAINST   ABSTAIN

1.  Election of Directors and External Directors:                2.  Election of David Herman and
                                                                     Menachem Kalach as External           [ ]      [ ]       [ ]
                                                                     Directors

[ ]  FOR ALL NOMINEES        NOMINEES:                           3.  Approval of Directors' fees           [ ]      [ ]       [ ]
                              (  )   Robert K. Kraft
[ ]  WITHHOLD AUTHORITY       (  )   Yaakov Yerushalmi
     FOR ALL NOMINEES         (  )   Richard A. Karelitz         4.  Appointment of Kost, Forer &
                              (  )   Myra H. Kraft                   Gabbay as auditors and authorization
[ ]  FOR ALL EXCEPT           (  )   Jonathan A. Kraft               of Board to set their fees.           [ ]      [ ]       [ ]
     (See instructions        (  )   Irit Eluz
     below)                   (  )   Richard P. Morse
                              (  )   Yoram Firon
                              (  )   Israel Eldar                 THE SHARES REPRESENTED BY THIS PROXY, WHEN PROPERLY
                              (  )   Ofra Gorni                   EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE
                                                                  UNDERSIGNED SHAREHOLDER. IF NO DIRECTION IS MADE, THE SHARES
                                                                  REPRESENTED BY THIS PROXY WILL BE VOTED FOR THE ADOPTION OF
                                                                  THE PROPOSED RESOLUTIONS. THE PROXY IS AUTHORIZED IN HIS
                                                                  DISCRETION TO VOTE UPON SUCH OTHER BUSINESS AS MAY PROPERLY
                                                                  COME BEFORE THE ANNUAL GENERAL MEETING, OR ANY POSTPONEMENTS
                                                                  OR ADJOURNMENTS THEREOF.

                                                                  THE  UNDERSIGNED  ACKNOWLEDGES  RECEIPT OF THE PROXY STATEMENT
                                                                  OF CARMEL CONTAINER SYSTEMS LTD.

                                                                  PLEASE MARK,  SIGN,  DATE AND RETURN THIS PROXY PROMPTLY USING
                                                                  THE ENCLOSED ENVELOPE.



INSTRUCTION:   To withhold authority to vote for any individual nominee(s), mark
-----------    "FOR ALL EXCEPT" and fill in the circle next to each nominee you wish to withhold, as shown here: (  )

--------------------------------------------------------------------------------
 To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via
 this method.                                                                [ ]
--------------------------------------------------------------------------------


Signature of
Shareholder   __________________________      Date:____________      Signature of
                                                                     Shareholder   __________________________      Date:____________


NOTE: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such.
          If signer is a partnership, please sign in partnership name by authorized person.


                          CARMEL CONTAINER SYSTEMS LTD.
                PROXY FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS
                                NOVEMBER 8, 2004
           THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS


           Yaakov Yerushalmi is hereby authorized to represent the undersigned at the Annual General Meeting of the shareholders of Carmel Container Systems Ltd. (the "Company"), to be held at the Company's facilities located at 2 Chalamish Street, Caesarea Industrial Park, Caesarea, Israel, on November 8, 2004 at 2:00 p.m., local time, and at any postponements or adjournments thereof, and thereat to vote, as indicated on the reverse side of this proxy card, the same number of Ordinary Shares, par value NIS 1.0 per share, of the Company as the undersigned would be entitled to vote if then personally present.


                (CONTINUED AND TO BE SIGNED ON THE REVERSE SIDE)

                                   SIGNATURES


           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                              CARMEL CONTAINER SYSTEMS LTD.




Date: October 19, 2004                        By /s/ Nestor Szwarcberg
                                                 -------------------------------
                                                 Name:   Nestor Szwarcberg
                                                 Title:  Chief Financial Officer